UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Net Element, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

64111R 102
(CUSIP Number)

May 27, 20015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 64111R 102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Maglenta Enterprises Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Seychelles

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,291,391
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,291,391
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,291,391(see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5% (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) CO

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SCHEDULE 13G

CUSIP No. 64111R 102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dmitry Volkov
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,291,391
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,291,391
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,291,391 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5%
12	TYPE OF REPORTING PERSON (See Instructions) IN

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SCHEDULE 13G

CUSIP No. 64111R 102

Item 1(a). Name of Issuer:

Net Element, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

3363 NE 163rd Street, Suite 705, North Miami Beach, FL 33160

Item 2(a). Name of Person Filing:

Item 2(b). Address of Principal Business Offices or, if none, Residence:

Item 2(c). Citizenship:

This Schedule 13G is being filed on behalf of  (i) Maglenta Enterprises Inc., a corporation formed under the laws of the Republic of Seychelles and (ii) Dmitry Volkov, an individual who is a citizen of the Russian Federation and is the beneficial owner of the shares of the Company held by Maglenta Enterprises Inc. (Maglenta and Dmitry Volkov are referred to herein as the “Reporting Persons”). Dmitry Volkov exercises voting and dispositive power with respect to the shares of the Company held by Maglenta Enterprises Inc.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The Principal business office of each of Maglenta Enterprises and Dmitry Volkov is Grēcinieku ielā 6, Rīga, Latvija.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e). CUSIP Number.

64111R 102

Item 3. If the Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2)(b) or (c), Check Whether the Person Filing is a:

Not applicable.

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Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)       Amount beneficially owned:

(b)       Percent of class:

As of May 27, 2015, each of the Reporting Persons may be deemed to have beneficial ownership of 4.291.391 shares of Common Stock which such shares of Common Stock representing beneficial ownership of approximately 8.5% of the common Stock based on 46,186,962 shares of Common Stock issued and outstanding as of May 14, 2015, as reported by the Company, plus 4,291,391 shares of common Stock Beneficially owned by Meglenta Enterprises Inc.

On May 20, 2015, TOT Group Europe, Ltd. and TOT Group Russia LLC (collectively, the "Purchasers"), each a subsidiary of the Company, entered into an Acquisition Agreement (the Agreement') with Maglenta Enterprises Inc. and Chanipfreinont Holding Ltd. (collectively, the "Sellers") to acquire all of the issued and outstanding equity interests of PayOnline System LLC, Innovative Payment Technologies LLC, Poliniore Capital Limited and Brosword Ilolding Limited (collectively, "PayOnline").

The consideration for all of the equity interests of PayOnline will be a combination of cash and restricted (i.e., issued in reliance on an applicable exemption from registration and subject to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act")) shares, payable in five installments and, if applicable, the extra payment as described below.

The first installment will be payable upon closing or the PayOnline acquisition and will consist of $3.6 million in cash and the restricted shares of the Company's common stock with a value, as of the trading date immediately preceding the effective date of the Agreement, of $3.6 million. The Purchasers have deposited the amount of the first installment with an escrow agent, to hold and disburse such first installment in accordance with the terms of the Escrow Agreement, dated as of May 20, 2015, among the Sellers, the purchasers and Reznick Law, PLLC, as the escrow agent. The other four installments will be payable after the end of each applicable quarter for which the installment is calculated, and will consist of a combination of cash and the restricted shares of the Company's common stock, in each case equal to the earn-out. The earn out will be calculated based on PayOnline EBITDA for certain post-closing periods, multiplied by 135. Pursuant to the Agreement, the aggregate valuation of PayOnline on a debt-free basis will be $8,482,000, and the purchase price will not exceed such amount. If accounts receivable that relate to the PayOnline business during the first 12 months after the closing are in fact collected by PayOnline during the 15th calendar month after the closing, the extra payment (composed of 50% cash and -50% restricted shares of the Company's common stock) equal to: (I) the amount of above mentioned received accounts receivable multiplied by (ii) 1.35 will be due to the Sellers on the date specified in the Agreement.

On May 27, 2015, the Company issued to the Sellers 4,768,212 shares of restricted common stock (of which 4,291,391 shares were issued to Maglenta Enterprises Inc.) at the price of $0755 per shares as part of the first installment payment under the Agreement. All such shares will be held in escrow by the escrow agent pursuant to the terms of the Escrow Agreement. Such shares of restricted common stock of the Company are issued to the Sellers in reliance upon Section 4(a)(2) of the Securities Act exemption from the registration requirements under the Securities Act.

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Item 4(c) Number of Shares of which such person has:

(i)    Sole power to vote or direct the vote: 4,291,391

(ii)   Shared power to vote or direct the vote: 0

(iii)  Sole power to dispose or direct the disposition of: 4,291,391

(iv)  Shared power to dispose or direct the disposition of: 0

Item 5. Ownership of live Percent or Less of a Class.

This item 5 is not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported
             by the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2015

MAGLENTA ENTERPRISES INC.

By: /s/ Evaline Sophie Joubert
Evaline Sophie Joubert
Director

/s/ Dimitry Volkov
Dimitry Volkov

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